Exhibit 99.1

July 31, 2023

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Tuesday, September 5, 2023 at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on Tuesday, August, 1, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Oz Adler
Mr. Oz Adler
Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on September 5, 2023

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Tuesday, September 5, 2023 at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)    to re-elect each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until their respective successor is duly elected and qualified;

(2)    to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:2 and 1:10, to be effected at the discretion of, and at such ratio and on such date to be determined by, the board of directors; and

(3)    to re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 1, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on August 1, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, September 6, 2023 at 5:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 7, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being made available to shareholders and also furnished to the

U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations or at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, upon prior notice and during regular working hours (telephone number: +972-3-7713520) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT September 4, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,
/s/ Oz Adler
Mr. Oz Adler
Chairman of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders
To Be Held on September 5, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) to be voted at an Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, September 5, 2023, at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Jeffs’ Brands ordinary shares, no par value (“ordinary shares”), beginning August 1, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 1, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)    to re-elect each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until their respective successor is duly elected and qualified;

(2)    to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:2 and 1:10, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board; and

(3)    to re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of the shareholders of the Company, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 28, 2023, we had a total of 8,321,632 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on August 1, 2023, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, September 6, 2023, at 5:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the year ended December 31, 2023 and until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•        By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•        By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•        By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, or VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598 receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 4, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 1, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning August 1, 2023. Certain officers, directors, employees and agents of Jeffs’ Brands may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112 Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during the fiscal year 2022 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 10, 2023 (the “Annual Report”), a copy of which is accessible through the SEC’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

We are a foreign private issuer as defined by the rules under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer we are permitted, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements. Israeli law does not require that a majority of the directors serving on the Board be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law. Accordingly, and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to this requirement. For further information on the home country corporate governance practices we follow, see Item 16G. “Corporate Governance” in our Annual Report.

We are required, however, to ensure that all members of our audit committee and at least two members of our compensation committee are “independent” under the applicable Nasdaq and SEC criteria for independence, as we cannot exempt ourselves from compliance with this SEC independence requirement, despite our status as a foreign private issuer, and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law.

We have established an audit committee and appointed external directors compliant with applicable rules. Accordingly, the Board has determined that each member of our audit committee, Mr. Asaf Itzhaik, Mr. Tomer Etzyoni and Mr. Moshe Revach, satisfy the independent director requirements under the Nasdaq corporate governance requirements and are each an unaffiliated director under the Companies Law. Mr. Asaf Itzhaik and Mr. Tomer Etzyoni serve as external directors under the Companies Law.

The Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

BOARD DIVERSITY

As of July 31, 2023

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	3

PROPOSAL 1
APPROVAL OF THE RE-ELECTION OF EACH OF MR. AMITAY WEISS, MR. MOSHE REVACH
AND MS. TALI DINAR AS A CLASS I DIRECTOR OF THE COMPANY

Background

The Board currently has nine directors, who, other than with respect to our external directors, are divided into three classes with staggered three-year terms as follows:

•        the Class I directors consist of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar and their terms will expire at the Meeting;

•        the Class II directors consist of Mr. Liron Carmel and Mr. Eliyahu Yoresh and their terms expire at our annual general meeting of shareholders to be held in 2024; and

•        the Class III directors consist of Mr. Oz Adler and Mr. Viki Hakmon and their terms will expire at our annual general meeting of shareholders to be held in 2025.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

Mr. Asaf Itzhaik and Mr. Tomer Etzyoni were elected at the Special General Meeting of Shareholders held on September 29, 2022, to serve as external directors for a three year term, or until their office is vacated in accordance with the Companies Law.

At the Meeting, shareholders will be asked to re-elect each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director of the Company.

If re-elected at the Meeting, each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar will serve until the third annual general meeting of our shareholders following the Meeting, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles.

In accordance with the Companies Law, each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of Jeffs’ Brands, taking into account the special needs of Jeffs’ Brands.

Biographical information concerning Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar is set forth below:

Mr. Moshe Revach has served as one of our directors since September 2021. Mr. Revach serves as deputy mayor of the city of Ramat Gan, Israel, has headed both the sports and government relations portfolios in the Ramat Gan, Israel municipality since 2013, and previously served in various other municipality positions since 2008. Mr. Revach currently serves as a member of the board of directors of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a member of the board of directors of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Mr. Amitay Weiss has served as one of our directors since August 2022. Mr. Weiss has a vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (Maintaince) (TASE: INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE: GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd. (PCL.P: CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors of SciSparc since August 2020. Mr. Weiss served as chief executive officer of SciSparc from August 2020 to January 2022. He also previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE: VALU) from April 2016 to February 2021 and of

Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, an M.B.A. in business administration and an LL.B. from Ono Academic College, Israel.

Ms. Tali Dinar has served as one of our directors since September 2021. Ms. Dinar is a senior executive with a two-decade track record in public and private companies in a global environment. Ms. Dinar serves as the chief financial officer of Medigus (Nasdaq: MDGS) since June 2021. Ms. Dinar served as chief financial officer of MICT Inc., a Nasdaq-listed company (Nasdaq: MICT) from May 2009 to January 2019, and as chief financial officer of Enertec Systems (2001) Ltd. (previously a subsidiary of MICT), an industrial company in the defense market from November 2009 to May 2014. Ms. Dinar has served as a director of Micronet Ltd. (TASE: MCRNT) (subsidiary of MICT), a company engaged in computer systems and terminals for the management of vehicle fleets since July 2016. Ms. Dinar has served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020. Ms. Dinar holds a B.A. in Accounting and Business Administration from The College of Management, Israel.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Amitay Weiss be re-elected as a Class I director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law;

RESOLVED, that Mr. Moshe Revach be re-elected as a Class I director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law; and

RESOLVED, that Ms. Tali Dinar be re-elected as a Class I director, to serve until the third annual general meeting of shareholders following the Meeting and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director for a term to expire at the third annual general meeting of shareholders following the Meeting.

PROPOSAL 2
APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED
AND OUTSTANDING ORDINARY SHARES

Background

On July 25, 2023, the Board approved a framework for a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio of between 1:2 and 1:10, to be effected at the discretion of, and at such ratio and on such date to be determined by, the Board. Such resolution is subject to the approval of our shareholders.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:2 and 1:10, such that, depending on the ratio, every two ordinary shares and up to ten ordinary shares shall be converted into one ordinary share (the “Reverse Split”). If this Proposal 2 is approved by our shareholders, the Board will have the authority, in its own discretion, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the number of authorized ordinary shares under our Articles, which, as of the date hereof consist of 43,567,567 ordinary shares. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares available for issuance under our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:2 and 1:10, such that, depending on the ratio, every two ordinary shares and up to ten ordinary shares shall be converted into one ordinary share, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors, as detailed in the Proxy Statement, dated July 31, 2023.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Reverse Split.

PROPOSAL 3
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, subject to the approval of our shareholders. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2022, filed on Form 20-F with the SEC on April 10, 2023, and accessible through the SEC’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network Global, as Jeffs’ Brands Ltd.’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on April 10, 2023 is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
/s/ Oz Adler
Mr. Oz Adler
Chairman of the Board of Directors

Dated: July 31, 2023